Global Markets & Investment Banking
One Bryant Park – 8th Floor
New York, New York 10036
646-855-6780

January 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NeoPhotonics Corporation

  Registration Statement on Form S-1 (SEC File No. 333- 166096)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of NeoPhotonics Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 1, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between January 18, 2011 and January 28, 2011 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated January 18, 2011 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	3,054
Dealers	20
Institutions	994
Others	31

Total	4,099

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED DEUTSCHE BANK SECURITIES INC.
As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ajay Shah
	Name:	Ajay Shah
	Title:	Managing Director

By:	/s/ Ted Tobiason
	Name:	Ted Tobiason
	Title:	Managing Director